Exhibit 4.1

Share certificate

Number of certificate	Number of shares

Ming Shing Group Holdings Limited

明成集團控股有限公司

Company number 393011

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of US$0.0005 each being fully paid in the above-named company, subject to the memorandum and articles of association of the company.

[Transfer date]

Director	Director/ Secretary